Veena K. Jain
Counsel
312-569-1167 Direct
312-569-3167 Fax
veena.jain@dbr.com

Law Offices

191 N. Wacker Drive

Suite 3700

Chicago, IL

60606-1698

(312) 569-1000

(312) 569-3000 fax

www.drinkerbiddle.com

CALIFORNIA

DELAWARE

ILLINOIS

NEW JERSEY

NEW YORK

PENNSYLVANIA

WASHINGTON D.C.

WISCONSIN

July 31, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Investment Management

RE: FlexShares Trust et al. (File No. 812-14493): Request for Withdrawal of Application for Exemptive Order

Ladies and Gentlemen:

On behalf of Northern Trust Investment Inc. (“NTI”) and FlexShares Trust (the “Trust,” and with NTI, the “Applicants”), we submitted an application (the “Application”) on June 19, 2015, seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Rule 12d1-2(a) under the Act. We are writing on behalf of the Applicants to respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

Questions related to this Application should be directed to me at the number above, or in my absence, to Diana E. McCarthy at (215) 988-1146.

Very truly yours,
/s/ Veena K. Jain
Veena K. Jain
cc Peter K. Ewing (w/encl.)
Craig R. Carberry (w/encl.)
Diana E. McCarthy (w/encl.)

Established 1849